Investor presentation Q3 FY2024

3 This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market and perceived growth over next five years, our assumptions regarding industry trends, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the Russian-Ukraine military conflict and related sanctions, conflict in the Middle East or if general economic conditions in Europe, the United States or the global economy worsen, including increased inflation and potential future bank failures; and the perceived impact and effect of macroeconomic conditions on Endava and its customers; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly- skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2023. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.   This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.   By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.   This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non- IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non- IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

Technology is our how. And people are our why. For over two decades, we have been harnessing technology to drive meaningful change. By combining world-class engineering, industry expertise and a people-centric mindset, we consult and partner with our customers to create technological solutions that drive innovation and transform businesses.

Opportunity & Approach 01

Investor Relations 6 Working side by side with leading brands, we build strategies, products and solutions tailored to unique needs – regardless of industry, region or scale. By combining world-class engineering, industry expertise and a people-centric mindset, we consult and partner with our customers to create technological solutions that drive innovation and transform businesses. From ideation to production, we support our customers with bespoke solutions across various industries, including payments, insurance, finance and banking, technology, media and entertainment, telecommunications, retail and consumer goods, mobility, healthcare and life sciences, and energy and resources. Opportunity & Approach We transform lives through technology.

Investor Relations Opportunity & Approach 7 Large and fast-growing market opportunity Transformation through combining innovative technologies with deep industry expertise Founder-led, experienced management team with strong culture Strong growth and financial performance Ideation to production capabilities, distributed agile at scale, domain expertise and near-shore locations

Investor Relations 8 We build on these pillars to create a positive impact We care for our customers as individuals and empower our people to be the best they can be. People-centricity We leverage the latest technologies to meet diverse customer needs, regardless of industry or scale. Technology Grasping market trends and dynamics, we tackle specific challenges with tailor-made solutions. We build strong, trusted partnerships with our customers to support them through every step of their journey. Industry expertise Trusted partnerships Opportunity & Approach

Investor Relations We serve a large addressable market. IDC Worldwide Digital Transformation Spending Guide, November 2023 update. $3.9T 2027 16.1% Five-year CAGR for digital transformation investments Opportunity & Approach 9

Investor Relations 10 9% 13% 4% 22% 52% Western Europe & EU Europe Non-EU North America Latin America APAC & MIddle East Q3FY24 Endavans by Region Endavans by Geography FY20 FY21 FY22 FY23 Q3FY23 Q3FY24 Western Europe 448 493 602 659 614 581 Central Europe - EU Countries 3,368 4,469 6,093 5,693 5,974 5,152 3,816 4,962 6,695 6,352 6,588 5,733 Central Europe - Non-EU Countries 1,810 2,361 2,842 2,689 2,795 2,454 Latin America 895 1,244 1,927 1,661 1,762 1,432 North America 103 311 348 324 352 381 APAC 5 38 1,032 238 1,016 Middle East 3 5 7 9 6,624 8,883 11,853 12,063 11,742 11,025 (6.1)% Employee decrease Q3FY23 to Q3FY24 11,025 Global employees as of March 31, 2024 37% Women in total staff as of March 31 2024 Our people are at the heart of who we are and drive our success as a business. We enable Endavans to be the best they can be through our positive working experience, ensuring everyone feels respected, included and connected to our culture. Endavans Opportunity & Approach

Investor Relations 11 Endava around the world 68 cities, 28 countries European Union Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, Netherlands, Poland, Romania, Slovenia and Sweden Europe - Non-EU Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom North America Canada and the United States Latin America Argentina, Colombia, Mexico and Uruguay Asia Pacific Australia, Malaysia, Singapore and Vietnam Middle East United Arab Emirates Opportunity & Approach

Opportunity & Approach

Investor Relations

History of Endava


Headcount
60
240
1,000
2,000
5,000
11,025
Q3 FY24
Founded in 2000
2024
Concise
UK, IT Consultancy
Expand to CE
Compudava
Moldova, Nearshore Location
Expand to USA
Alpheus
Germany, Consulting Business
PS Tech
Serbia, Agile Delivery
Nickelfish
USA, Digital, UX & Strategy firm
ISDC
Netherlands & CE, Agile Delivery
Expand to LATAM
Velocity Partners
USA & LATAM, NA Sales & LATAM Delivery
IPO NYSE July 2018
Intuitus
UK, IT Consultancy Private Equity
Exozet
Germany, Digital Agency
Comtrade Digital Services
Adriatic Region, Software Engin. Services
FIVE
USA, Croatia, Digital Agency
Levvel
USA, Tech Strategy Consulting & Engineering
Lexicon
Australia, Tech Consulting, Design & Engineering
Mudbath
Australia, Tech Strategy, Design & Engineering
DEK
Australia, Sweden, Vietnam, Software Solutions
TLM
USA, Gaming Services
GalaxE
USA, India IT and Business Solutions
Founded in 2000
2024

12

Investor Relations • Modern application management • Managed cloud • Service delivery • Smart desk • Architecture • Cloud application engineering • Platform engineering • Software security • Test engineering • AR, VR, XR • Artificial intelligence • Data engineering and platforms Data and AI Advisory and digital strategy • Technology strategy • Enterprise architecture • Data strategy 13 Supported by our capabilities • Product strategy • Experience design • Growth marketing • Analytics Digital product acceleration • Agile transformation • Distributed agile delivery • Accelerated DevOps delivery • Delivery management Leading delivery Operations and OptimisationDigital engineering Opportunity & Approach

Opportunity & Approach

Investor Relations

Payments industry trends


Embedded Finance
PAAS
DLT in Cross Border Payments
All Payments Instant
Request to Pay
In Car Payments
Payments in Metaverse
Real Time Payments
Crypto Wallets
Biometric Payments
No Physical Terminal
Instant/Digital Issuing
Zero Fraud Payments
CBDC
Vertically-Integrated Payments
Cross Border Payments
Free Acquiring
Micropayments
Open Banking
SOFTPOS
No-cash Society
ISO 20022 Adoption
Free Payments
BNPL
Closed Loop Payment Ecosystem
Variable Direct Debit
2012
2017
Now
2025
2030
2035
2040+

14

Opportunity & Approach
Investor Relations

Automotive industry trends


Fuel Economy
Connected to Mobile Phone
Car-Sharing
Ride-Hailing (Uber)
Apple CarPlay Android Auto
Individual Car Leasing
Rising Adoption of Plug-in Hybrid EV
Semi-autonomous Driving Aids
Proprietary Automotive OS
Car Subscription
5G
Dealerships Experience Centers
Digital Sales Process Using AR & VR
Intelligent Routing Parking, Traffic Jam
Usage-specific Insurance
New (Inductive) Charging Infrastructure
In-car Payments for Electricity, Parking Tolls Payments
In-car Entertainment Media
Rising Adoption of Battery EV
In-car commerce Retail
Connected to Smart Cities
"Hands Off, Mind Off"
Electric-only Drive Zones in Cities
P2P Car-sharing
Vehicle Communication
Autonomous Traffic Management
Zero Emissions
Robotaxis
Zero Accidents
2012
2017
Now
2025
2030
2035
2040+

15

Investor Relations 16 Our People / We enable our people to be the best they can be through creating a positive work environment where everyone feels respected, included and connected to our culture. Social Impact / We aim to create a positive difference for the communities where we live and work through strong strategic partnerships with non-governmental organisations (NGOs). Operating Responsibly / Our commitment to act ethically and with the highest levels of integrity enables us to retain the trust and confidence of our people, customers and investors to build a strong and sustainable business for the future. Innovation & Data Integrity / We develop smart solutions that are transforming lives through technology. By doing so, we strive to safeguard customer privacy and protect their assets by aligning with best practice industry standards. Environmental Impact / As a business, we deeply care about our impact on the world and follow sound environmental practices to help reduce our environmental footprint. brings our sustainability mission to life Opportunity & Approach

Financials02

Investor Relations Financials 18 FY19 FY20 FY21 FY22 FY23 _ FY23 FY24 174.4 203.5 183.6205.2 188.4196.2794.7654.8446.3351.0287.9 FY19-FY23 CAGR 28.9% Over the last five fiscal years, 90.1% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year. June 30 March 31 9M FY23 9M FY24 (14.3)% Q3 YOYRevenue (£m) Q1 Q2 546.4 604.9 Q3 Revenue

Financials

Investor Relations

Profitability

Profit before tax (£m)


89.2
30.4
20.3
38.6
27.4
(0.5)
10.6
17.3
Q3
Q2
Q1
29.1
23.4
54.4
102.4
114.2
FY19
FY20
FY21
FY22
FY23
June 30
9M FY23
9M FY24
March 31

	FY19	FY20	FY21	FY22	FY23	9M FY23	9M FY24	
Margin	10.1%	6.7%	12.2%	15.6%	14.4%	14.7%	5.0%	9M
						14.9%	(0.3%)	Q3
						9.9%	5.8%	Q2
						19.7%	9.2%	Q1

Adjusted profit before tax (£m)*

FY19-FY23 CAGR 34%


125.9
43.4
43.0
39.5
68.0
15.5
22.7
29.8
Q3
Q2
Q1
51.0
66.7
92.1
138.3
164.2
FY19
FY20
FY21
FY22
FY23
June 30
9M FY23
9M FY24
March 31

	FY19	FY20	FY21	FY22	FY23	9M FY23	9M FY24	
Margin	17.7%	19.0%	20.6%	21.1%	20.7%	20.8%	12.5%	9M
						21.3%	8.9%	Q3
						20.9%	12.4%	Q2
						20.1%	15.8%	Q1

* See page 25 for reconciliation of IFRS to Non-IFRS metrics

19

Investor Relations Financials 20 Client relationships FY19 FY21 FY23 6M FY23 Q3FY24 34%33%34%33%33%34%35%38%38% F 1 June 30 March 31 Q3 FY23 Q3 FY24 FY20 F 21 Top 10 clients (% of total revenue) FY22 F 9M FY23 9M FY24 FY19 FY20 FY20 FY21 FY22 _ Q3FY23 Q3FY24 142155146134856563 F 1 June 30 March 31 Q3 FY23 Q3 FY24 F F 1 No. of clients with revenue > £1m* F 2 F 3 * Calculated on a 12 month rolling basis.

Financials
Investor Relations

Number & spend of clients

Total no. of clients


275
416
615
732
711
685
695
FY19
FY20
FY21
FY22
FY23
Q3 FY23
Q3 FY24
June 30
March 31

Top 10 clients

Average spend (£000s)


10,870
13,380
15,590
22,150
26,030
19,660
18,660
6,820
5,870
FY19
FY20
FY21
FY22
FY23
9M FY23
9M FY24
Q3 FY23
Q3 FY24
June 30
March 31

Remaining clients

Average spend (£000s)


699
647
697
841
905
770
661
336
263
FY19
FY20
FY21
FY22
FY23
9M FY23
9M FY24
Q3 FY23
Q3 FY24
June 30
March 31

21

Investor Relations Financials 22 FY19 FY20 FY21 FY22 FY23 _ Q3FY23 Q3FY24 30%32%32%35% 31%29% 27% 28% 24%23%21%24%24%28% 35%38%39%41%42%44%45% UK Europe N. America RoW June 30 March 31 Q3 FY23 Q3 FY24 Revenue by Region Geography & Industry verticals 3% 3% 3% 6% 7% * Other includes consumer products, healthcare, and retail verticals 19% 10% 24% 9% 14% 24% Payments Banking & Capital Markets Insurance Technology, Media & Telecom. Mobility Other* Revenue by Vertical Q3 FY24 6%

Investor Relations Financials 23 CAPEX & Adjusted FCF FY19 FY20 FY21 FY22 FY23 _ FY23 FY24 1.4 4.1 1.4 4.2 0.83.413.513.75.27.36.1 F 1 June 30 March 31 9M FY23 9M FY24 F F 1 Capital expenditures (£m) F F Q1 Q2 3.7 11.7 Q3 % of Revenue 2.1% 2.1% 1.2% 2.1% 1.7% Q32.0% 0.8% 2.0% 0.8% Q2 9M1.9% 0.7% 1.7% 0.4% Q1 FY19 FY20 FY21 FY22 FY23 _ FY23 FY24 2.2 21.2 33.6 37.0 16.021.8111.5107.282.731.529.8 F 1 June 30 March 31 9M FY23 9M FY24 F F 1 Adjusted free cash flow (£m)* F F Q1 Q2 51.8 80.0 Q3 % of Revenue 10.4% 9.0% 18.5% 16.4% 14.0% Q310.4% 1.2% 18.0% 18.3% Q2 9M13.2% 9.5% 11.1% 8.5% Q1 * See page 25 for reconciliation of IFRS to Non-IFRS metrics 2.2

Appendix03

Appendix

Investor Relations

IFRS to Non-IFRS reconciliation

	TWELVE MONTHS ENDED JUNE 30					NINE MONTHS ENDED MARCH 31		THREE MONTHS ENDED MARCH 31	
	2019	2020	2021	2022	2023	2023	2024	2023	2024
Reconciliation of Revenue Growth at Constant Currency to Revenue Growth as Reported under IFRS									
Revenue Growth / (Decrease) as Reported under IFRS	32.3 %	21.9 %	27.2 %	46.7 %	21.4 %	27.5 %	(9.7)%	20.3 %	(14.3)%
Foreign exchange rates impact	(1.2)%	(0.9)%	2.4 %	0.9 %	(4.8)%	(6.5)%	2.7 %	(5.7)%	2.5 %
Revenue Growth / (Decrease) at Constant Currency Including Worldpay Captive	**31.1 %**	**21.0 %**	**29.6 %**	**47.6 %**	**16.6 %**	**21.0 %**	**(7.0)%**	**14.6 %**	**(11.8)%**
Impact of Worldpay Captive	—	3.2 %	0.8 %	—	—	—	—	—	—
Proforma Revenue Growth / (Decrease) Rate at Constant Currency Excluding Worldpay	**31.1 %**	**24.2 %**	**30.4 %**	**47.6 %**	**16.6 %**	**21.0 %**	**(7.0)%**	**14.6 %**	**(11.8)%**
Revenue	287,930	350,950	446,298	654,757	794,733	604,942	546,338	203,532	174,365
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period									
£ in 000s									
Profit / (Loss) before Tax	30,100	23,364	54,368	102,379	114,163	89,227	27,389	30,388	(529)
Adjustments:									
Share based compensation expense	12,022	15,663	24,427	35,005	31,058	24,135	29,740	8,226	6,184
Discretionary EBT bonus	—	27,874	—	—	—	—	—	—	—
Amortization of acquired intangible assets	3,472	4,075	6,725	10,823	12,270	9,427	9,930	3,220	2,845
Foreign currency exchange (gains) / losses, net	(2,945)	(2,054)	6,546	(9,944)	10,729	10,030	2,864	2,497	179
Initial public offering expensses incurred	1,055	—	—	—	—	—	—	—	—
Secondary offering expenses incurred	1,009	—	—	—	—	—	—	—	—
Stamp duty on transfer of shares	10	—	—	—	—	—	—	—	—
Sarbanes-Oxley compliance readiness expenses incurred	1,440	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	6,588	3,683	7,259	2,570	7,259
Fair value movement of contingent consideration	5,805	—	—	—	(10,613)	(10,650)	(9,148)	(3,507)	(442)
Net gain on disposal of subsidiary	—	(2,215)	—	—	—	—	—	—	—
Total Adjustments	**21,868**	**43,343**	**37,698**	**35,884**	**50,032**	**36,625**	**40,645**	**13,006**	**16,025**
Adjusted Profit Before Tax	**51,968**	**66,707**	**92,066**	**138,263**	**164,195**	**125,852**	**68,034**	**43,394**	**15,496**
Adjusted Profit Before Tax as a percentage of Revenue	**18.0 %**	**19.0 %**	**20.6 %**	**21.1 %**	**20.7 %**	**20.8 %**	**12.5 %**	**21.3 %**	**8.9 %**
Profit / (Loss) for the Period	24,007	19,991	43,450	83,093	94,163	71,105	18,976	24,358	(1,737)
Adjustments:									
Adjustments to profit before tax	21,868	43,343	37,698	35,884	50,032	36,625	40,645	13,006	16,025
Tax impact of adjustments	(3,969)	(8,787)	(7,241)	(6,933)	(11,829)	(8,299)	(6,503)	(3,247)	(1,587)
Adjusted Profit for the Period	**41,906**	**54,547**	**73,907**	**112,044**	**132,366**	**99,431**	**53,118**	**34,117**	**12,701**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow									
Net Cash from Operating Activities	35,348	37,877	87,668	120,719	124,518	91,191	54,631	25,060	3,008
Adjustments:									
Grant received	1,784	888	228	139	494	472	822	252	592
Net purchase of non-current assets (tangible and intangible)	(7,326)	(7,319)	(5,236)	(13,695)	(13,487)	(11,656)	(3,660)	(4,081)	(1,433)
Adjusted Free Cash Flow	**29,806**	**31,446**	**82,660**	**107,163**	**111,525**	**80,007**	**51,793**	**21,231**	**2,167**
Adjusted Free Cash Flow as a percentage of Revenue	**10.4 %**	**9.0 %**	**18.5 %**	**16.4 %**	**14.0 %**	**13.2 %**	**9.5 %**	**10.4 %**	**1.2 %**

25